14007595

SUPPL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
INR 1,000,000,000 5.00% Notes due 28 May 2015 (to be consolidated and form a single series with the Bank's INR 2,750,000,000 5.00% Notes due 28 May 2015 issued on 28 May 2013, the Bank's INR 2,500,000,000 5.00% Notes due 28 May 2015 issued on 22 January 2014, the Bank's INR 650,000,000 5.00% Notes due 28 May 2015 issued on 19 March 2014, the Bank's INR 1,100,000,000 5.00% Notes due 28 May 2015 issued on 7 April 2014 and the Bank's INR 3,000,000,000 5.00% Notes due 28 May 2015 issued on 23 June 2014)
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 18 July 2014

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indian rupee ("INR") 1,000,000,000 5.00% Global Notes due 28 May 2015 (the "Notes") (to be consolidated and form a single series with the Bank's INR 2,750,000,000 5.00% Notes due 28 May 2015 issued on 28 May 2013, the Bank's INR 2,500,000,000 5.00% Notes due 28 May 2015 issued on 22 January 2014, the Bank's INR 650,000,000 5.00% Notes due 28 May 2015 issued on 19 March 2014, the Bank's INR 1,100,000,000 5.00% Notes due 28 May 2015 issued on 7 April 2014 and the Bank's INR 3,000,000,000 5.00% Notes due 28 May 2015 issued on 23 June 2014) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 18 July 2014 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated 18 July 2014 (the "Syndication Agreement") with the joint lead managers named therein (the "Joint Lead Managers") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement") with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Joint Lead Managers have agreed to purchase the Notes. The obligations of the Joint Lead Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.232%(1)	1.125%(1)	99.107%(1)
	INR 1,002,320,000(1)	INR 11,250,000(1)	INR 991,070,000 (1)

(1) Plus 55 days' accrued interest on the principal amount of the Notes from and including 28 May 2014 to but excluding 22 July 2014, in the amount of INR 7,534,200, such that the aggregate proceeds to the Bank will be INR 998,604,200 (payable in USD in the amount of USD 16,717,237.80).

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Joint Lead Managers have agreed to pay legal and other out-of-pocket expenses, all costs and expenses incurred in or in connection with the printing of the Notes, the Syndication Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the listing of the Notes on the Official List of the UK Listing Authority and the admission of the Notes to trading on the London Stock Exchange's regulated market and making initial delivery of the Notes, as set forth in the Syndication Agreement.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 3 July 2012.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c) (i) The Programme Agreement dated 3 July 2012.*
(ii) The Syndication Agreement dated 18 July 2014.
(iii) The Agency Agreement dated 3 July 2012.*

(d) (i) The Offering Circular dated 3 July 2012.*
(ii) The Pricing Supplement dated 18 July 2014.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

Syndication Agreement

European Bank for Reconstruction and Development

INR 1,000,000,000 5.00 per cent. Notes due 28 May 2015 (to be consolidated and form a single series with the Issuer's INR 2,750,000,000 5.00 per cent. Notes due 28 May 2015 issued on 28 May 2013, the Issuer's INR 2,500,000,000 5.00 per cent. Notes due 28 May 2015 issued on 22 January 2014, the Issuer's INR 650,000,000 5.00 per cent. Notes due 28 May 2015 issued on 19 March 2014, the Issuer's INR 1,100,000,000 5.00 per cent. Notes due 28 May 2015 issued on 7 April 2014 and the Issuer's INR 3,000,000,000 5.00 per cent. Notes due 28 May 2015 issued on 23 June 2014) issued pursuant to a Global Medium Term Note Programme

18 July 2014

To: HSBC Bank plc
The Toronto-Dominion Bank
(the "**Joint Lead Managers**")

c/o The Toronto-Dominion Bank
60 Threadneedle Street
London, EC2R 8AP
United Kingdom
("**TD**")

cc: Citibank, N.A. (Agent)

Dear Sirs,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue INR 1,000,000,000 5.00 per cent. Notes due 28 May 2015 (the "**Notes**") (to be consolidated and form a single series with the Issuer's INR 2,750,000,000 5.00 per cent. Notes due 28 May 2015 issued on 28 May 2013, the Issuer's INR 2,500,000,000 5.00 per cent. Notes due 28 May 2015 issued on 22 January 2014, the Issuer's INR 650,000,000 5.00 per cent. Notes due 28 May 2015 issued on 19 March 2014, the Issuer's INR 1,100,000,000 5.00 per cent. Notes due 28 May 2015 issued on 7 April 2014 and the Issuer's INR 3,000,000,000 5.00 per cent. Notes due 28 May 2015 issued on 23 June 2014) pursuant to its Euro 35,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 3 July 2012 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1 This Agreement appoints each Joint Lead Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

The Joint Lead Managers confirm that they are in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Joint Lead Managers have requested;

and have found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Joint Lead Managers confirm that they have waived such production.

For the purposes of the Programme Agreement, the details of TD for service of notices are as follows:

The Toronto-Dominion Bank
60 Threadneedle Street
London, EC2R 8AP
United Kingdom

Attention:	Managing Director, Origination and Syndication
Tel:	+44 207 628 2262
Fax:	+44 207 628 1054
Email:	tmg@tdsecurities.com

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and each of the other Dealers, that, in relation to the Issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received.

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 4) the New Dealers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

2 In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this Agreement, the Joint Lead Managers confirm that the Notes are expected to be offered and sold in the United States.

3 Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Joint Lead Managers jointly and severally agree to purchase the Notes at (i) a purchase price of 99.107 per cent. of the principal amount of the Notes, being the issue price of 100.232 per cent. less a selling concession of 0.975 per cent. of such principal amount and a management and underwriting fee of 0.15 per cent. of such principal amount (the "**Purchase Price**") plus (ii) 55 days' accrued interest in respect of the Notes in the amount INR 7,534,200.00 (the "**Accrued Interest**").

4 The settlement procedures set out in Part 1 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be INR 998,604,200.00 (payable in USD in the amount of USD 16,717,237.80) (representing the Purchase Price plus the Accrued Interest) which should be paid to the account of the Issuer with Citibank, New York, CITIUS 33, account number 36125585, in favour of European Bank for Reconstruction and Development, London (EBRDGB2L);

(ii) "**Issue Date**" means 22 July 2014, or at such other time and/or date as the Issuer and the Joint Lead Managers may agree; and

(iii) "**Payment Instruction Date**" means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

5 The Joint Lead Managers shall bear and pay legal and other out-of-pocket expenses, all costs and expenses incurred in or in connection with the printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes.

6 The obligation of the Joint Lead Managers to purchase the Notes is conditional upon:

6.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.6) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

6.2 the delivery to the Joint Lead Managers on the Payment Instruction Date of (i) a legal opinion addressed to the Joint Lead Managers dated the Payment Instruction Date in such form and with such contents as the Joint Lead Managers may reasonably require from Linklaters LLP, legal advisers to the Joint Lead Managers in England; and (ii) such other conditions precedent as the Joint Lead Managers may reasonably require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability arising before or in relation to such termination), provided that the Joint Lead Managers may in their discretion waive any of the aforesaid conditions or any part of them.

7

7.1 TD, on behalf of the Joint Lead Managers, may, by notice to the Issuer, and the Issuer may, by notice to TD, on behalf of the Joint Lead Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Joint Lead Managers or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Joint Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

7.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the obligations of the Joint Lead Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

8 Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

9 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

10 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully,

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

For: **HSBC BANK PLC**

By its duly authorised attorney:

For: **THE TORONTO-DOMINION BANK**

By:

A18408686

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully,

For: EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:

We agree to the foregoing.

For: HSBC BANK PLC

By its duly authorised attorney: X

Paul Eustace
Managing Director
Head of Syndicate
The Toronto-Dominion Bank

For: THE TORONTO-DOMINION BANK

By: X

Paul Eustace
Managing Director
Head of Syndicate
The Toronto-Dominion Bank

Annex A to the Syndication Agreement
FORM OF PRICING SUPPLEMENT

European Bank for Reconstruction and Development
INR 1,000,000,000 5.00 per cent. Notes due 28 May 2015

(to be consolidated and form a single series with the Issuer's INR 2,750,000,000 5.00 per cent. Notes due 28 May 2015 issued on 28 May 2013, the Issuer's INR 2,500,000,000 5.00 per cent. Notes due 28 May 2015 issued on 22 January 2014, the Issuer's INR 650,000,000 5.00 per cent. Notes due 28 May 2015 issued on 19 March 2014, the Issuer's INR 1,100,000,000 5.00 per cent. Notes due 28 May 2015 issued on 7 April 2014 and the Issuer's INR 3,000,000,000 5.00 per cent. Notes due 28 May 2015 issued on 23 June 2014) issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012. This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indian rupee ("INR"), the lawful currency of the Republic of India, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	INR 1,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	22 July 2014
5	Issue Price:	The Issue Price is 100.232 per cent. plus 55 days' accrued interest (INR 7,534,200.00) on the Nominal Amount from and including 28 May 2014 to but excluding the Issue Date
6	Maturity Date:	28 May 2015
7	Fungible with existing Notes:	Yes, the Notes will be consolidated and form a single series with the Issuer's INR 2,750,000,000 5.00 per cent. Notes due 28 May 2015 issued on 28 May 2013, the Issuer's INR 2,500,000,000 5.00 per cent.

		Notes due 28 May 2015 issued on 22 January 2014, the Issuer's INR 650,000,000 5.00 per cent. Notes due 28 May 2015 issued on 19 March 2014, the Issuer's INR 1,100,000,000 5.00 per cent. Notes due 28 May 2015 issued on 7 April 2014 and the Issuer's INR 3,000,000,000 5.00 per cent. Notes due 28 May 2015 issued on 23 June 2014.

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	INR 100,000 and integral multiples of INR 50,000 in excess thereof
	(b) Calculation Amount:	INR 50,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citvic Nominees Limited as nominee for the common depositary
	(b) Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	28 May 2014
	Fixed Rate Notes:	
16	(c) Fixed Rate of Interest:	5.00 per cent. per annum, equal to INR 2,500.00 per Calculation Amount (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in

		USD, as further described in Annex A.
(d)	Fixed Interest Dates:	28 May 2015, subject to the provisions set out in Annex A hereto.
(e)	Initial Broken Amount per Specified Denomination:	Not Applicable
(f)	Final Broken Amount per Specified Denomination:	Not Applicable
(g)	Fixed Day Count Fraction:	Actual/Actual - ICMA
(h)	Business Day Convention:	Following Business Day Convention
(i)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Mumbai shall be the principal business centre. London and New York City shall be additional business centres.
(j)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:	Not Applicable
18	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto.
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(k)	Redemption at Issuer's option:	No
	(l)	Redemption at Noteholder's option:	No
23	(m)	Final Redemption Amount per Specified Denomination (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto

(n)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:	Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in Annex A hereto.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Joint Lead Managers or, if Non-Syndicated name and address of the Dealer:	**Lead Managers** HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom
28	Date of Syndication Agreement:	18 July 2014
29	Stabilising Manager(s):	None
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	The Republic of India: The Lead Managers acknowledge that the Offering Circular will not be registered as a prospectus with the Registrar of Companies in the Republic of India and the Notes will not be offered or sold in the Republic of India. The Notes nor the Offering Circular or any other offering document or material relating to the Notes shall not be marketed or sold, directly or indirectly, in the Republic of India to any person who may be a resident or non-resident; or outside the Republic of India to any person who is a resident of the Republic of India. The Notes shall not be sold to any entity that is regulated by any Indian government or political subdivision thereof; any

		department, agency or body of any government or political subdivision thereof; any regulatory authority, including the Reserve Bank of India and the Securities Exchange Board of India and such entity is not entering into any contract where it may derive any ownership or economic or any other interest from or in such Notes.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	093594380
	ISIN Code:	XS0935943802
	CUSIP Number:	Not Applicable
35	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market.
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in

		accordance herewith.
38	Total Commissions:	1.125 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 22 July 2014, or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Duly Authorised Officer

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect on or around 22 July 2014 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

The Notes are to be consolidated and form a single series with the Issuer's INR 2,750,000,000 5.00 per cent. Notes due 28 May 2015 issued on 28 May 2013, the Issuer's INR 2,500,000,000 5.00 per cent. Notes due 28 May 2015 issued on 22 January 2014, the Issuer's INR 650,000,000 5.00 per cent. Notes due 28 May 2015 issued on 19 March 2014, the Issuer's INR 1,100,000,000 5.00 per cent. Notes due 28 May 2015 issued on 7 April 2014 and the Issuer's INR 3,000,000,000 5.00 per cent. Notes due 28 May 2015 issued on 23 June 2014 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds of the issue (which are expected to be INR 998,604,200.00 but payable in the amount of USD 16,717,237.80) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	INR 998,604,200.00 (USD equivalent: USD 16,717,237.80)
(iii)	Estimated total expenses:	£10,000

5 YIELD

Indication of yield:	5.900 per cent. per annum As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6 HISTORIC INTEREST RATES

Not Applicable

7 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

8 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/INR foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/INR foreign exchange rate. Information in respect of the USD/INR foreign exchange rate can also be found on Bloomberg.

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Final Redemption Amount or the Early Redemption Amount, as applicable, per Calculation Amount will be payable in USD on the Maturity Date or Early Redemption Date, as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> Calculation Amount *divided by* the Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Fixed Interest Amount per Calculation Amount will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> The relevant Fixed Interest Amount *divided by* the Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount, the Early Redemption Amount and Fixed Interest Amount payable per Calculation Amount on the Maturity Date, Early Redemption Date or relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than four Business Days prior to the Maturity Date, Early Redemption Date and/or relevant Fixed Interest Date).

If the Reference Rate is not available for any reason on Reuters page "RBIB" or on any successor page on any Rate Fixing Date, then the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), Postponed Early Redemption Date (as defined below) or the Postponed Maturity Date (as defined below), as the case may be. If on the tenth Business Day following the original Rate Fixing Date, Reuters page RBIB (or successor page) is still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of INR per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of INR and the purchase of USD at or about 14:30 hours Mumbai time on the Rate Fixing Date for settlement two Mumbai Business Days thereafter, provided, however that if fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply, and if none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified or, if no business centre is specified, in London, New York City, and Mumbai;

"**Calculation Agent**" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 22 August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any

amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"Early Redemption Date" means the date on which the Notes become due and payable pursuant to Condition 5(d);

"Postponed Early Redemption Date" means the tenth Business Day following the Early Redemption Date (if any);

"Postponed Fixed Interest Date" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"Postponed Maturity Date" means the tenth Business Day following the originally scheduled Maturity Date;

"Rate Fixing Date" means the date which is five Business Days prior to each of the applicable Fixed Interest Date, Early Redemption Date or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the 10th Business Day following the original Rate Fixing Date;

"Reference Dealers" means four leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"Reference Rate" means the INR/USD Reference Rate as published by the Reserve Bank of India on the Reuters page "RBIB" (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate) on or about 14:30 hours Mumbai time on the applicable Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/INR foreign exchange rate since January 2003.

Period	High	Low
January 2003 – December 2003	48.01	45.22
January 2004 – December 2004	46.47	43.46
January 2005 – December 2005	46.31	43.18
January 2006 – December 2006	46.88	44.12
January 2007 – December 2007	44.66	39.28
January 2008 – December 2008	50.29	39.27
January 2009 – December 2009	51.97	46.09
January 2010 – December 2010	47.70	44.11
January 2011 – December 2011	53.72	44.08
January 2012 – December 2012	57.16	48.70
January 2013 – December 2013	68.83	53.14
January 2014– June 2014	63.10	58.46

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Lead Manager or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR ANY OF THE THE JOINT LEAD MANAGERS MAKES ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE JOINT LEAD MANAGERS NOR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.

Pricing Supplement

18 July 2014

European Bank for Reconstruction and Development
INR 1,000,000,000 5.00 per cent. Notes due 28 May 2015

(to be consolidated and form a single series with the Issuer's INR 2,750,000,000 5.00 per cent. Notes due 28 May 2015 issued on 28 May 2013, the Issuer's INR 2,500,000,000 5.00 per cent. Notes due 28 May 2015 issued on 22 January 2014, the Issuer's INR 650,000,000 5.00 per cent. Notes due 28 May 2015 issued on 19 March 2014, the Issuer's INR 1,100,000,000 5.00 per cent. Notes due 28 May 2015 issued on 7 April 2014 and the Issuer's INR 3,000,000,000 5.00 per cent. Notes due 28 May 2015 issued on 23 June 2014) issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012. This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indian rupee ("INR"), the lawful currency of the Republic of India, provided that all payments in respect of the Notes will be made in United States dollars ("USD")
2	Nominal Amount:	INR 1,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	22 July 2014
5	Issue Price:	The Issue Price is 100.232 per cent. plus 55 days' accrued interest (INR 7,534,200.00) on the Nominal Amount from and including 28 May 2014 to but excluding the Issue Date
6	Maturity Date:	28 May 2015
7	Fungible with existing Notes:	Yes, the Notes will be consolidated and form a single series with the Issuer's INR 2,750,000,000 5.00 per cent. Notes due 28 May 2015 issued on 28 May 2013, the Issuer's INR 2,500,000,000 5.00 per cent. Notes due 28 May 2015 issued on 22 January 2014, the Issuer's INR 650,000,000 5.00 per cent. Notes due 28

A18408685

		May 2015 issued on 19 March 2014, the Issuer's INR 1,100,000,000 5.00 per cent. Notes due 28 May 2015 issued on 7 April 2014 and the Issuer's INR 3,000,000,000 5.00 per cent. Notes due 28 May 2015 issued on 23 June 2014.

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	INR 100,000 and integral multiples of INR 50,000 in excess thereof
	(b) Calculation Amount:	INR 50,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citvic Nominees Limited as nominee for the common depositary
	(b) Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	28 May 2014
	Fixed Rate Notes:	
16	(a) Fixed Rate of Interest:	5.00 per cent. per annum, equal to INR 2,500.00 per Calculation Amount (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b) Fixed Interest Dates:	28 May 2015, subject to the provisions set out in Annex A hereto.

	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Mumbai shall be the principal business centre. London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies subject to the provisions set out in Annex A hereto.
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount per Specified Denomination (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each		Condition 5(d) applies, subject to the provisions

	Note payable on an event of default:	set out in Annex A hereto.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Joint Lead Managers or, if Non-Syndicated name and address of the Dealer:	**Lead Managers** HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom
28	Date of Syndication Agreement:	18 July 2014
29	Stabilising Manager(s):	None
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	The Republic of India: The Lead Managers acknowledge that the Offering Circular will not be registered as a prospectus with the Registrar of Companies in the Republic of India and the Notes will not be offered or sold in the Republic of India. The Notes nor the Offering Circular or any other offering document or material relating to the Notes shall not be marketed or sold, directly or indirectly, in the Republic of India to any person who may be a resident or non-resident; or outside the Republic of India to any person who is a resident of the Republic of India. The Notes shall not be sold to any entity that is regulated by any Indian government or political subdivision thereof; any department, agency or body of any government or political subdivision thereof; any regulatory authority, including the Reserve Bank of India and the Securities Exchange Board of India and such entity is not entering into any contract where it may derive any ownership or economic or any other interest from or in such Notes.

32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	093594380
	ISIN Code:	XS0935943802
	CUSIP Number:	Not Applicable
35	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market.
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.125 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 22 July 2014, or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

A.S.

By: ....

Duly Authorised Officer

PART B – OTHER INFORMATION

1	LISTING	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect on or around 22 July 2014 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained. The Notes are to be consolidated and form a single series with the Issuer's INR 2,750,000,000 5.00 per cent. Notes due 28 May 2015 issued on 28 May 2013, the Issuer's INR 2,500,000,000 5.00 per cent. Notes due 28 May 2015 issued on 22 January 2014, the Issuer's INR 650,000,000 5.00 per cent. Notes due 28 May 2015 issued on 19 March 2014, the Issuer's INR 1,100,000,000 5.00 per cent. Notes due 28 May 2015 issued on 7 April 2014 and the Issuer's INR 3,000,000,000 5.00 per cent. Notes due 28 May 2015 issued on 23 June 2014 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.
2	RATINGS	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited (**"S&P"**), an Aaa credit rating from Moody's Investors Service Limited (**"Moody's"**) and an AAA credit rating from Fitch France S.A.S. (**"Fitch"**). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds of the issue (which are expected to be INR 998,604,200.00 but payable in the amount of USD 16,717,237.80) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii) Estimated net proceeds: INR 998,604,200.00

(USD equivalent: USD 16,717,237.80)

(iii) Estimated total expenses: £10,000

5 YIELD

Indication of yield: 5.900 per cent. per annum

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6 HISTORIC INTEREST RATES

Not Applicable

7 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

8 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/INR foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/INR foreign exchange rate. Information in respect of the USD/INR foreign exchange rate can also be found on Bloomberg.

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Final Redemption Amount or the Early Redemption Amount, as applicable, per Calculation Amount will be payable in USD on the Maturity Date or Early Redemption Date, as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> Calculation Amount *divided by* the Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Fixed Interest Amount per Calculation Amount will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> The relevant Fixed Interest Amount *divided by* the Reference Rate on the applicable Rate Fixing Date rounded up to the nearest cent.

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount, the Early Redemption Amount and Fixed Interest Amount payable per Calculation Amount on the Maturity Date, Early Redemption Date or relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than four Business Days prior to the Maturity Date, Early Redemption Date and/or relevant Fixed Interest Date).

If the Reference Rate is not available for any reason on Reuters page "RBIB" or on any successor page on any Rate Fixing Date, then the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), Postponed Early Redemption Date (as defined below) or the Postponed Maturity Date (as defined below), as the case may be. If on the tenth Business Day following the original Rate Fixing Date, Reuters page RBIB (or successor page) is still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of INR per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of INR and the purchase of USD at or about 14:30 hours Mumbai time on the Rate Fixing Date for settlement two Mumbai Business Days thereafter, provided, however that if fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply, and if none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified or, if no business centre is specified, in London, New York City, and Mumbai;

"**Calculation Agent**" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 22 August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including,

but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 5(d);

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each of the applicable Fixed Interest Date, Early Redemption Date or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the 10th Business Day following the original Rate Fixing Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"**Reference Rate**" means the INR/USD Reference Rate as published by the Reserve Bank of India on the Reuters page "RBIB" (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate) on or about 14:30 hours Mumbai time on the applicable Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/INR foreign exchange rate since January 2003.

Period	High	Low
January 2003 – December 2003	48.01	45.22
January 2004 – December 2004	46.47	43.46
January 2005 – December 2005	46.31	43.18
January 2006 – December 2006	46.88	44.12
January 2007 – December 2007	44.66	39.28
January 2008 – December 2008	50.29	39.27
January 2009 – December 2009	51.97	46.09
January 2010 – December 2010	47.70	44.11
January 2011 – December 2011	53.72	44.08
January 2012 – December 2012	57.16	48.70
January 2013 – December 2013	68.83	53.14
January 2014– June 2014	63.10	58.46

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Lead Manager or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR ANY OF THE THE JOINT LEAD MANAGERS MAKES ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE JOINT LEAD MANAGERS NOR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.